SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number: 001-32618

Ituran Location and Control Ltd.
(Exact name of Registrant as specified in its Charter)
________________________

3 Hashikma Street, Azour 58001, Israel
(Address of Registrant’s principal executive offices)
________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒

On September 22, 2021, Ituran Location and Control Ltd. (the “Company”) executed an agreement to purchase the remaining shares (18.72%) (the “Remaining Shares”) of Ituran Spain Holdings S.L. (formerly Road Track Holding S.L) (“Ituran Spain”) from the  minority shareholders. This agreement is  pursuant  to the share purchase  agreement (which was reported on July 24, 2018, File No. 001-32618) under which the Company acquired 81.28% of the shares of Ituran Spain.

The Company will pay  for the Remaining Shares an amount of approximately $11.23 million,based on a valuation of Ituran Spain of $60 million, which is the same as  reflected in the Company’s financial statements as of December 31, 2020, as filed on the Company’s Form 20-F.

This Form 6-k of Ituran is incorporated by reference into the Ituran registration statement on Form F-3 (File No. 333-222289).

The following document is attached hereto and incorporated by reference herein:

Exhibit 99.1 Press release, dated 22 September 2021 titled "Ituran Location & Control Ltd  announces $11.23 million purchase of remaining minority shares of  Ituran Spain Holdings"

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITURAN LOCATION & CONTROL LTD.
(Registrant)

By:	/s/ Eyal Sheratzky
Name: Eyal Sheratzky
Title: Co-Chief Executive Officer Date: September 22, 2021